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                              November 18, 2021

       Yulin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form F-1
                                                            Filed November 4,
2021
                                                            File No. 333-258659

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1 filed November 5, 2021

       Risk Factors, page 21

   1. We note from the audit opinion and your disclosure on page 147 that you have a U.S.
                                                        based auditor that is
registered with the PCAOB and subject to PCAOB inspection.
                                                        Please disclose any
material risks to the company and investors if it is later determined that the PCAOB is
unable to inspect or investigate completely your auditor because of a position taken by an
authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection
could cause trading in your securities to be prohibited under the
                                                        Holding Foreign
Companies Accountable Act and as a result an exchange may determine to delist your
securities.
 Yulin Wang
Meihua International Medical Technologies Co., Ltd.
November 18, 2021
Page 2
2. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameYulin Wang
                                                     Division of Corporation
Finance
Comapany NameMeihua International Medical Technologies Co., Ltd.
                                                     Office of Life Sciences
November 18, 2021 Page 2
cc:       Joe Laxague, Esq.
FirstName LastName